CUSIP NO. 26153 10 3

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PAUL G. ALLEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 38,757,500 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 38,757,500 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,757,500 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.5% (3)
12.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DW INVESTMENT II, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 38,757,500 (1)
	7.	SOLE DISPOSITIVE POWER -0- (2)
	8.	SHARED DISPOSITIVE POWER 38,757,500 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,757,500 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.5% (3)
12.	TYPE OF REPORTING PERSON CO

(1) Mr. Allen and DW Investment II, Inc., an entity controlled by him ("DWI II" and, together with Mr. Allen, the "Vulcan Stockholders"), are parties to a Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among DreamWorks Animation SKG, Inc. (the "Company"), DWA Escrow LLLP ("DWA Escrow"), Jeffrey Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), M&J K Dream Corp., The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr.Katzenberg, being herein referred to as the "Katzenberg Stockholders")), David Geffen and DG-DW, L.P. (an entity controlled by David Geffen ("DG-DW") and, together with Mr. Geffen, the "Geffen Stockholders") governing the voting of all shares of the Company's common stock held of record by the parties thereto and certain entities controlled by them.

In addition, at the time of this report DWI II is a limited partner of DWA Escrow, a limited liability limited partnership. The Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (as amended, the "Holdco Partnership Agreement"), provides that M&J K B and DG-DW, as general partners of DWA Escrow, share voting power over all shares of the Company's common stock held by DWA Escrow, including all DWA shares contributed to DWA Escrow by DWI II and by Lee Entertainment L.L.C. ("Lee"), subject to the terms of the Vulcan Stockholder Agreement. As a limited partner of DWA Escrow, DWI II has no right to vote any shares held by DWA Escrow.

The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by each of the parties to the Vulcan Stockholder Agreement (including DWA Escrow). The total of 38,757,500 shares includes:

•	618,571 shares of Class A Restricted Stock, 373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;
•	373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;
•	21,071,831 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen; and
•	643,635 shares of Class A Common Stock held of record by DWA Escrow.

The Vulcan Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other parties to the Vulcan Stockholder Agreement (including DWA Escrow) and the Holdco Partnership Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) In connection with the Company's separation from DreamWorks L.L.C. (“DW LLC”) members of DW LLC entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. As a result of the Final Allocation (as defined below), certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips, L.P. (an entity controlled by Steven Spielberg ("DW Lips")), Lee and Paramount Pictures Corporation ("Paramount") (collectively, the "Holdco Partners") to dispose of, and to purchase, shares of the Company's common stock expired. As a result of the expiration of such provisions, the Holdco Partners no longer may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner pursuant to the Formation Agreement. Accordingly, shares of the Company’s common stock held by DW Lips, Lee and Paramount (which are not parties to the Vulcan Stockholders Agreement) are not included in this report, as such entities no longer may be deemed to share dispositive power over such shares with the undersigned pursuant to the Formation Agreement.

DWA Escrow was organized for the sole purpose of holding and allocating shares of DWA common stock contributed to it by the Holdco Partners. In connection with a follow-on offering (the "Follow-On Offering") of Class A Common Stock of the Company by DWA Escrow, DWI II and Lee consummated on November 20, 2006, all shares of common stock of the Company held by DWA Escrow on behalf of its partners were permanently allocated among the Holdco Partners pursuant to the terms of the Holdco Partnership Agreement. The final allocation of shares is referred to as the "Final Allocation". The Final Allocation resulted in all 49,688,334 shares of Class B Common Stock of DWA held by DWA Escrow being permanently allocated among the Holdco Partners according to the terms of the Holdco Partnership Agreement and, in connection therewith, 35,164,952 shares of Class B Common Stock allocated to partners other than M&J K Dream, M&J K B and DG-DW were converted into shares of Class A Common Stock, including 22,380,344 shares of Class A Common Stock allocated to DWI II, of which 725,568 were sold by DWA Escrow on behalf of DWI II in the Follow-On Offering and 582,945 of which are required by the Holdco Partnership Agreement to continue to be held by DWA Escrow for a minimum period of time. Following the distribution of all shares allocated in the Final Allocation (other than certain shares required to be held by DWA Escrow for a minimum period of time pursuant to the Holdco Partnership Agreement) to the Holdco Partners, DWA Escrow continues to own an aggregate of 643,635 shares of Class A Common Stock. The Holdco Partnership Agreement provides that M&J K B and DG-DW, acting together, will exercise voting power over the shares of Class A Common Stock held by DWA Escrow until a date selected by DWI II at least six months but no later than seven months after the consummation of the Follow-On Offering, at which time DWI II will become the general partner of Holdco and M&J K B and DG-DW will withdraw as partners of DWA Escrow.

On January 31, 2006, Viacom Inc. ("Viacom") acquired DW LLC. As a result of the acquisition of DW LLC by Viacom, beneficial ownership of 525,929 shares of Class A common stock held by DW LLC at the time of such acquisition was transferred from entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, as managing members of DW LLC, to Viacom. In connection with the closing of such acquisition, (i) Vivendi Universal Entertainment LLLP ("VUE") withdrew as a limited partner of DWA Escrow and its limited partnership interest was liquidated and (ii) DW Holdco, Paramount Pictures Corporation ("Paramount") and Viacom entered into a Subscription Agreement and Amendment of Limited Liability Limited Partnership Agreement (the "Subscription Agreement") with DWA Escrow, the Company, DW LLC and each of the Holdco Partners pursuant to which DW Holdco, a subsidiary of Viacom ("DW Holdco"), (i) purchased a limited partnership interest in DWA Escrow and (ii) became a party to the Holdco Partnership Agreement. In addition, pursuant to the Subscription Agreement, Paramount,

Viacom and DW Holdco and certain of their affiliates agreed to be bound by certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of such entities to dispose of, and to purchase, shares of the Company’s common stock. As a result of the expiration of such provisions and the withdrawal of DW Holdco from DW Escrow as described above, shares of the Company’s common stock held by Paramount, Viacom and DW Holdco and certain of their affiliates are not included in this report, as such entities no longer may be deemed to share dispositive power of such shares with the undersigned pursuant to the Formation Agreement.

(3) Based on 87,793,942 shares of Class A Common Stock outstanding per the Company’s Prospectus Supplement dated November 15, 2006. In addition, for purposes of this calculation, the aggregate of 15,677,462 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

Item 1(a).	Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET

GLENDALE, CA 91201

Item 2(a).	Name of Persons Filing:

PAUL G. ALLEN

DW INVESTMENT II, INC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

PAUL G. ALLEN

505 FIFTH AVENUE SOUTH, SUITE 900

SEATTLE, WA 98104

DW INVESTMENT II, INC.

505 FIFTH AVENUE SOUTH, SUITE 900

SEATTLE, WA 98104

Item 2(c).	Citizenship:

PAUL G. ALLEN – U.S.A.

DW INVESTMENT II, INC. – WASHINGTON

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).
Item 4.	Ownership
For each Reporting Person:
(a).	Amount beneficially owned:

SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

(b).	Percent of Class:

SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

(c).	Number of shares as to which such person has:

(i).               Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii).             Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii).            Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv).            Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "VULCAN STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG

M&J K DREAM LIMITED PARTNERSHIP

M&J K B LIMITED PARTNERSHIP

THE JK ANNUITY TRUST

THE MK ANNUITY TRUST

KATZENBERG 1994 IRREVOCABLE TRUST

DAVID GEFFEN

DG-DW, L.P.

PAUL ALLEN

DW INVESTMENT II, INC.

DWA ESCROW LLLP

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

PAUL G. ALLEN

/s/ Greg Landis, Attorney in Fact for Paul G. Allen
Name:	Greg Landis, Attorney in Fact for Paul G. Allen

DW INVESTMENT II, INC.

By:	/s/ Greg Landis
Name: Title:	Greg Landis Vice President

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of DreamWorks Animation SKG, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2007.

PAUL G. ALLEN

/s/ Greg Landis, Attorney in Fact for Paul G. Allen
Name:	Greg Landis, Attorney in Fact for Paul G. Allen

DW INVESTMENT II, INC.

By:	/s/ Greg Landis
Name: Title:	Greg Landis Vice President